SEC File Number
001-33911

CUSIP Number
75971T301

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Emeren Group Ltd

(Full Name of Registrant)

ReneSola Ltd

(Former Name if Applicable)

149 Water Street, Suite 302

(Address of Principal Executive Office (Street and Number))

Norwalk, Connecticut 06854

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 because of a delay in compiling and processing certain information for inclusion in such Quarterly Report on Form 10-Q. The registrant expects to file such Quarterly Report on Form 10-Q on or before the 5th calendar day following the report’s prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ke Chen	925	425-7335
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

For the second quarter of 2025, based on currently available information, the Company expects to report: $12.9 million in revenue, $6.7 million in gross profit, a 51.8% gross margin and $34.5 million loss from operations. Net loss was impacted by three significant items: (i) an impairment charge of $27.3 million related to certain power station assets, (ii) a decrease in revenue from solar power project development and EPC services, offset by (iii) an unrealized foreign exchange gain of approximately $8.4 million, primarily driven by the weakening of the U.S. dollar against multiple functional currencies used by the Company’s subsidiaries, including the Euro (EUR), British Pound (GBP), Polish Zloty (PLN), Hungarian Forint (HUF), and Chinese Renminbi (RMB). As a result, the Company reported a net loss of $27.6 million for the quarter.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EMEREN GROUP LTD

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2025	By	/s/ Ke Chen
	Name:	Ke Chen
	Title:	Chief Financial Officer